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                                                               Exhibit (a)(5)(v)

May 4, 2005

By Facsimile (401) 435-7171

Capital Properties, Inc.
100 Dexter Road
East Providence, RI 02914
Attention: Robert H. Eder, Chairman of the Board and Principal Executive Officer

RE: REQUESTS FOR SHAREHOLDER LISTS AND SECURITY POSITION LISTINGS

Dear Mr. Eder:

As you are aware, on May 2, 2005, our client, Mercury Real Estate Advisors LLC, along with Mercury Special Situations Fund LP and Mercury Special Situations Offshore Fund, Ltd. (collectively, "Mercury"), commenced a tender offer for up to 285,000 shares of the Class A Common Stock of Capital Properties, Inc.

We are writing to you to follow up on our client's request for the use of Capital Properties, Inc. shareholder lists and security position listings under Rule 14d-5 of the Securities Exchange Act of 1934 (the "Exchange Act"), as set forth in its letter to you dated May 2, 2005. Pursuant to Rule 14d-5, you are required to notify Mercury orally, which notification must be confirmed in writing, or your election as to the mailing of tender offer materials by no later than the second business day after such request. Kindly notify Mr. David
R. Jarvis, Managing Member of Mercury Real Estate Advisors LLC, at (203) 869-9191, of your election as soon as possible.

In addition, please advise Mr. Jarvis as to when Mercury will receive the materials requested in its request for inspection of the books and records pursuant to Rhode Island statutory and common law, as set forth in Mercury's letter to you also dated May 2, 2005.

Very truly yours,

James A. Matarese, Esq.

cc: David R. Jarvis
        Mercury Real Estate Advisors LLC